RESVERLOGIX

www.resverlogix.com

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

[redacted]

09045960

SEC
Mail Processing
Section

APR 17 2009

Washington, DC
122

April 16, 2009

Via Courier

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

RE: RESVERLOGIX CORP. FILE #35003

SUPPL

Dear Sirs:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between April 1, 2009 through April 15, 2009 (inclusive).

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

FOR - Kelly McNeill
Chief Financial Officer

KM/jch
Enclosures

4/28

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Announces Subscriptions for its Equity Financing

<<
/THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH US NEWSWIRE SERVICES/

TSX Exchange Symbol: RVX
>>

CALGARY, April 6 /CNW/ - Resverlogix Corp. ("Resverlogix" or the "Company") (TSX:RVX) is pleased to announce today that it has executed an agreement (the "Agreement") with a syndicate of investors, led by NGN BioMed Opportunity II, L.P. ("NGN"), representing US $20 million, or approximately CDN $24.7 million in subscriptions for its previously announced equity private placement. Closing for the private placement is scheduled for tomorrow. The terms of the Agreement also contemplate an optional US $15 million equity placement within six months of the date of closing of the first financing. Rodman & Renshaw, LLC, a wholly-owned subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM - News) served as the exclusive placement agent for the offering.

Under the terms and conditions of the Agreement for the first financing (the "First Tranche") Resverlogix will issue units (the "Units"), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant entitles the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. The price of $2.72 was reserved with the TSX on February 5, 2009 and represents the 5 day volume weighted average price ("VWAP") on that date without any discount being applied. The actual number of shares that will be issued will be established based the CDN/US currency exchange rate on final closing, but it is estimated to be approximately 9,100,000 common shares and 3,640,000 warrants under the current subscriptions.

In the event that Resverlogix elects to complete a further financing within 6 months of the date of closing of this First Tranche, it would do so under the terms for the second tranche (the "Second Tranche") provided for in the Agreement. The Agreement calls for a Second Tranche of US $15 million of units (the "Second Tranche Units"), with each Second Tranche Unit consisting of one Common Share and 0.40 of a warrant (a "Second Tranche Warrant"). The price for each Second Tranche Unit would be equal to a twenty percent discount to the VWAP on the TSX of the common shares immediately prior to the closing date of the Second Tranche. The exercise price of each full Second Tranche Warrant would be equal to the same 5 day VWAP, but without a discount. The warrants under both tranches contain certain anti-dilution provisions, including a weighted average price adjustment should RVX complete another financing (other than the Second Tranche) at a price below the exercise price of such warrants.

There are currently 30,152,660 common shares of Resverlogix outstanding. The issuance of shares for this financing represents dilution of thirty percent without taking into account exercise of the warrants and forty-two percent assuming full exercise of the warrants. Should the Second Tranche be completed, the number of Second Tranche Units issued would be dependant on the then 5 day VWAP and foreign exchange rate. Completion of the First Tranche has not resulted in the creation of any new insider of the Company. However since the exact allocation among Investors is not yet fixed and it is possible that an Investor could, however, acquire more than 10 percent of the outstanding shares of Resverlogix the Second Tranche is completed and it acquires sufficient Second Tranche Units.

"This is very good news for the Company and shareholders. We are making great strides in our science and current clinical trial and now we have reached our financing goal despite the harsh climate that exists in the financial sector," stated Donald J. McCaffrey, President and CEO of

Resverlogix Corp. "We are especially happy that such a highly regarded and successful biomedical specialty fund such as NGN has taken such a substantial, long-term investment in Resverlogix," added McCaffrey.

As previously announced by Resverlogix, the Company relied upon Section 604(e) of the TSX Company Manual in order to facilitate this financing. As a matter of proper disclosure and full transparency Resverlogix is obligated to state that having relied upon Section 604 (e), TSX initiated a delisting review of the Company. The TSX has identified that the delisting criteria applicable to the Company is "Financial condition and/or operating results". The Company believes that, upon completion of the offering, it will be able to satisfy TSX that it meets all TSX listing requirements.

In addition to the foregoing, the Company has renegotiated various terms of its outstanding notes of approximately US $7.2 million held by certain investors under the private placement. These notes currently provide for, among other things, an interest rate of twelve percent per annum, a put right of the holders that allow them to put the notes for cash and a redemption right of the Company that allows the Company to redeem the notes for cash. Under the revised terms of the notes, the investors and the Company have agreed to suspend their respective put and redemption rights for a period of six months from the date of closing of the placement and to increase the interest rate on the notes to eighteen percent per annum.

The securities to be issued under the offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

In unrelated news Dr Roger Newton will be shifting from Resverlogix's Board of Directors to its Clinical Advisory Board. Resverlogix looks forward to his continued support and counsel.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as Acute Coronary Syndrome, Diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Donald McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Don(at)resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 10:47e 06-APR-09

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Resverlogix Closes CDN $24.25M Financing

<<
/THIS PRESS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES/

TSX Exchange Symbol: RVX
>>

CALGARY, April 15 /CNW/ - Resverlogix Corp. ("Resverlogix" or "Company") (TSX: RVX) announced today that it has completed the first tranche of the private placement equity financing that was previously announced on April 6, 2009.

Under the terms and conditions of the Agreement for this first tranche of the financing Resverlogix has issued units (the "Units") to the investors, which were led by NGN BioMed Opportunity II, L.P. (NGN), with each Unit comprising of one common share (a "Common Share") and 0.40 of a purchase warrant (a "Warrant") at a price of CDN $2.72 per Unit. Each whole Warrant entitles the holder to acquire for a period of five years an additional Common Share at a price of $2.72 per share. Resverlogix has issued 8,916,845 common shares and 4,175,229 warrants for gross proceeds of $24.25 million. Prior to the closing of the financing, the Company had 30,235,160 common shares of Resverlogix outstanding.

The securities to be issued under the offering have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Related to this financing NGN will have one Board seat which will be taken by Peter Johann, Ph.D. and there is an option to access a second Board seat under certain circumstances. Dr. Peter Johann is a Managing General Partner of NGN Capital. He joined from Boehringer Ingelheim where he was the Division Head of Corporate Development. His responsibilities at Boehringer Ingelheim included strategic planning, strategic projects, M&A, business development and licensing. Prior to this Dr. Johann served at F. Hoffmann-La Roche as Global Business Leader where he led global business teams and was responsible for global marketing of oncology products as well as evaluation of pipeline products from internal and external sources.

National Instrument 62-103 Early Warning Information Re: NGN

In addition to the foregoing, NGN advises that as a result of its purchase of Units under the financing it owns, directly or indirectly, an aggregate of 3,334,163 Common Shares representing approximately 8.52% of the total issued and outstanding Common Shares, and 1,333,665 warrants which, if exercised in full by NGN, would result in NGN holding , directly or indirectly, 4,667,828 Common Shares in the aggregate, representing approximately 11.53% of the total issued and outstanding Common Shares of the Company on a pro-forma basis. NGN purchased the Common Shares for investment purposes. NGN may, in the future, take such actions in respect of its shareholdings in the Company as it may deem appropriate in light of the circumstances then existing, including (subject to any agreement with the Company) the purchase of additional shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

NGN is a global healthcare venture capital investment firm. NGN has investment capabilities across a broad spectrum of healthcare segments, including drug products, medical devices, and healthcare services, with an

emphasis on later-stage opportunities. NGN has offices in New York, NY, Heidelberg, Germany, and Greenwich, CT. More information on NGN can be found at www.ngncapital.com.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company engaged in the development of novel therapies for important global medical markets with significant unmet needs. The NexVas(TM) PR program is the Company's primary focus which is to develop novel small molecules that enhance ApoA-I. These vital therapies address the grievous burden of atherosclerosis and other important diseases such as Acute Coronary Syndrome, Diabetes, Alzheimer's disease, Peripheral Artery Disease and other vascular disorders. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information please visit www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

%SEDAR: 00019253E

/For further information: Theresa Kennedy, VP, Corporate Communications, Resverlogix Corp., Phone: (604) 538-7072, Fax: (403) 256-8495, Email: Theresa(at)resverlogix.com; Donald McCaffrey, President & CEO, Resverlogix Corp., Phone: (403) 254-9252, Fax: (403) 256-8495, Email: Don(at)resverlogix.com/
(RVX.)

CO: Resverlogix Corp.

CNW 13:33e 15-APR-09